Itaú Unibanco Holding S.A.
Conference Call about the 3rd Quarter of 2011 Earnings Results
Itaú Unibanco Holding S.A. (BM&FBovespa: ITUB4 and ITUB3; NYSE: ITUB and BCBA:
ITUB4) is pleased to invite you to participate in our conference calls about the 3rd quarter of 2011 earnings results, which will be released on November 1, 2011.
Conference Call in Portuguese

November 3, 2011

08:00 AM (EST)
10:00 AM (Brasília  time)

To take part in the conference call inform code Itaú Unibanco

(55 11) 4688-6361

Conference Call in English

November 3, 2011

09:30 AM (EST)
11:30 AM (Brasília  time)

To take part in the conference call inform code Itaú Unibanco

Toll-free from the US: (1-800) 860-2442
In Brazil: (11) 4688-6361
Other countries: (1-412) 858-4600
Presentation:
Alfredo Egydio Setubal
Investor Relations Officer

Sergio Ribeiro da Costa Werlang
Executive  Vice President of Risk Control and Finance

Caio Ibrahim David
CFO

Rogério Calderón Corporate Controller & Head of Investor Relations

Marco Antunes
Accounting Director

Rodolfo Henrique Fisher
Itaú BBA Vice President

The live webcast will be available at www.itau-unibanco.com/ir The conference calls will also be archived in audio format on the same website.
To access an audio replay of the conference calls, which will be available until
May 10, 2011,                          dial (55 11) 4688-6312. Access codes:
1087625  (call in Portuguese) and 2030958 (call in English).
The slide presentation will be available for viewing and downloading on Wednesday morning.
If you have any questions, please contact Ms. Sílvia Pinheiro at FIRB-Financial
Investor Relations Brasil,
at +55 11 3500-5564 or silvia.pinheiro@firb.com.